New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 2, 2011

Re:	Ally Financial Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment No. 5”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated September 7, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 5 are enclosed and have been marked to show changes from Amendment No. 4 to the Registration Statement filed on August 18, 2011. References to page numbers in our response are to page numbers in Amendment No. 5. Capitalized terms defined in Amendment No. 5 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 5.

General

1.	Please revise the last sentence of footnote (4) on the registration statement cover page to clarify that you are not registering an indeterminable number of shares of common stock that may become issuable upon settlement of the stock purchase contracts, but rather that pursuant to Rule 416 the registration statement will be deemed to cover additional securities to be offered or issued in connection with any stock split, stock dividend and anti-dilution provisions of the stock purchase contracts. Please make changes consistent with your response to comment 1 in our letter dated June 9, 2011.

Mr. Christian N. Windsor	2	December 2, 2011

The Company has revised footnote 4 on the registration statement cover page as requested.

2.	We note that Saab is experiencing financial difficulties. We also note that Ally is the preferred source of wholesale and retail financing for qualified Saab dealers and customers in North America and internationally and the recommended provider of finance and insurance products and services for Saab dealerships in the United States. Please revise to disclose, where appropriate, what effect Saab’s deteriorating financial condition has had or could have on Ally’s operations.

We are a preferred finance provider for Saab. However, the Company respectfully submits that any impact related to Saab’s financial difficulties would not be material to the Company overall, and therefore the Company does not believe that specific disclosure with respect to Saab is necessary. As of March 31, 2011, the Company had established an allowance for credit losses with respect to all potential credit losses related to Saab of $35 million. As of September 30, 2011, this Saab specific allowance for credit losses was $29 million, whereas the Company’s total allowance for credit losses at September 30, 2011 was approximately $1.6 billion. Total gross amounts receivable related to Saab and Saab dealerships totaled $190 million at September 30, 2011, whereas total net finance accounts receivable and loans for the Company at September 30, 2011 was $107 billion. The amount reserved with respect to Saab takes into consideration Saab’s current financial difficulties and represents management’s estimate of loss taking into account our secured position and the estimated value of the underlying collateral. Further, total Saab related loan originations in our North American Operations segment for the third quarter ended September 30, 2011 was $14 million, whereas total automotive originations for all original equipment manufacturers for this same period for the segment was $11.1 billion. Given the foregoing, the Company believes that any exposure to Saab in excess of the allowance for credit losses that has been established would not be material, and therefore respectfully submits that additional disclosure related to Saab is not necessary.

Private Mortgage Insurance, page 171

3.	We note your responses to comments 4 and 2 in our letters dated June 9, 2011 and July 15, 2011, respectively. Please revise this section to disclose, if accurate, that management does not believe there is a risk of future material payments related to mortgage insurance rescissions.

The Commission’s comment #4 in its June 9, 2011 letter (Comment #4) related to the Company’s added disclosure around mortgage insurance rescissions. This disclosure, which was included in Amendment No. 2 to the Form S-1, indicated the Company’s expectation of making certain payments into securitization trusts as the result of mortgage insurance rescissions. The payments referenced in this disclosure were specifically the result of mortgage insurance rescissions in connection with private-label securities (PLS). In the Company’s response to Comment #4, the Company indicated that it did not expect there to be a risk of future material payments related to mortgage insurance rescissions based on the recent activity level related to mortgage insurance rescissions and a review of outstanding mortgage loans. While this was not specified in our response letter, the Company would note that, since Comment #4 related to the newly added disclosure that was specific to PLS, the Company’s statement around materiality of

Mr. Christian N. Windsor	3	December 2, 2011

future payments related to mortgage insurance rescissions was also specific to PLS, and was not intended as a broad statement regarding potential payments resulting from mortgage insurance rescissions overall. For example, future mortgage insurance rescission could occur with respect to mortgage loans sold to Fannie Mae and Freddie Mac.

The Company respectfully submits that any qualitative disclosure related to the materiality of mortgage insurance rescission related payments associated with PLS only would be incomplete. Since the Company is not in a position to confirm that potential payments resulting from mortgage insurance rescissions overall are not expected to be material, such disclosure would be limited to PLS-related mortgage insurance rescission only, and would therefore not address other areas where mortgage insurance rescission could occur, such as those in connection with loans sold to Fannie Mae and Freddie Mac.

In response to comment #2 of the Commission’s July 15, 2011 letter, the Company added new disclosure related to mortgage insurance rescission overall, including when mortgage insurance is required, when insurers are permitted to rescind insurance, and what could result from such a rescission, including the potential obligation for us to repurchase the related loans or provide indemnification for losses if insurance cannot be reinstated. We further disclose the total unpaid principal balance of outstanding mortgage insurance rescission notices where we have not received a repurchase demand. Refer to pages 171 and F-89 in Amendment No. 4 to the Form S-1. The Company continues to make similar disclosures on pages 170-171 and F-92-F-93 of the Common Stock Prospectus. As a result, the Company respectfully submits that its existing disclosure related to mortgage insurance rescission is adequate.

Legal Proceedings, page 213

4.	We note that the Federal Housing Finance Agency has filed a lawsuit against Ally alleging violations of federal securities laws and common law in the sale of residential mortgage-backed securities to Freddie Mac. Please revise this section to disclose the information required by Item 103 of Regulation S-K as it relates to this matter. Also disclose the amount of securities that is the subject of the lawsuit.

The Company has revised its disclosure on pages 213-214 of the Common Stock Prospectus. The Company currently discloses over twenty cases related to various private-label mortgage-backed securities offerings, including the FHFA lawsuit. The plaintiffs in these cases generally allege securities law violations and/or fraud in connection with securities offerings. The Company respectfully submits that, the specific amount of securities that is the subject of a securities law claim, including the FHFA lawsuit, does not reflect the Company’s exposure, and is not otherwise useful in evaluating the merits of a particular claim.

Note 24 - Contingencies and Other Risks

Mortgage Foreclosure Matters, page F-83

5.	We note your response to comment 12 in our letter dated July 15, 2011, as well as your updated interim disclosures. Your disclosure states that you are not able to provide an estimate or range of reasonably possible losses related to such matters. We note from external sources that there have been ongoing negotiations between regulators and financial institutions, including Ally, with proposed settlements of $20-$25 billion. Tell us if you have participated in settlement negotiations, and if so, explain in greater detail how you determined a range of reasonably possible losses was not possible.

Mr. Christian N. Windsor	4	December 2, 2011

The Company has participated in ongoing settlement negotiations with the U.S. Department of Justice (“DOJ”) and State Attorneys General relating to mortgage foreclosure matters. The Company has disclosed that a monetary fine is probable, and that any such fine “could be substantial and have a material adverse impact on our results of operations, financial position, or cash flows.” Refer to pages 19, 20, F-86 and F-87 of the Common Stock Prospectus.

Management’s conclusions with regard to the accounting and disclosure for this matter were based upon ASC 450, Contingencies, which in general, requires the recognition of a loss contingency when both of the following conditions are met: 1) Information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and 2) the amount of loss can be reasonably estimated. In addition, if no accrual is made, disclosure of the contingency is required when there is at least a reasonable possibility that a loss may have been incurred. Such disclosure is required to include a description of the nature of the contingency and an estimate of the possible range of losses or a statement that such an estimate cannot be made.

Ally management and the Ally Board of Directors have engaged in extensive discussion with regard to the status of these negotiations and existing Company disclosures. After careful analysis and consideration, including discussions with external legal advisors, management has concluded that it is not able to provide an estimate of loss or reasonable estimate of a range of losses. This conclusion was reached given the vagaries of negotiations and the wide variety of factors and issues that remain open, such that a settlement may not be reachable on terms acceptable to the Company.

The significant factors considered by management include:

•	the protracted, fractious nature of negotiations;

•	the heightened political involvement at the local, state, and federal levels involving multiple government agencies;

•	variable, wide-ranging, and significant financial demands;

•	certain State Attorneys General recent announcements to withdraw from global settlement negotiations, and the potential impact of such withdrawals on the size and composition of any settlement;

•	the unique and peculiar position of Ally with predominantly government ownership, and an inability of the impacted entities to pay a pro-rata market based amount;

•

the acknowledged superior handling of the foreclosure processes that gave rise to governmental claims, vis-à-vis other leading mortgage servicers, and GMAC Mortgage’s markedly better servicing performance overall when compared with other servicers, thus making a market share based approach to any settlement inappropriate with respect to GMAC Mortgage (for example, GMAC Mortgage is one of only three servicers set to

Mr. Christian N. Windsor	5	December 2, 2011

receive a 3 STAR servicer rating from Fannie Mae in its “Servicer Total Achievement and Rewards for 1H 2011”, and has received the highest rating in all seven HAMP performance categories in the “2Q 2011 U.S. Treasury Making Home Affordable Servicer Assessments);

•

the fact that there has been no formal settlement offer proposed to or accepted by the Company’s Board of Directors; notwithstanding the speculation in the press with respect to settlement amounts; and

•

consequently, the failure to reach any conceptual agreement as to the scope or composition of any settlement (e.g., whether a settlement will include components other than a cash payment, or if conditions are imposed), and who the counterparties will be.

Accordingly, the Company is unable to provide an estimate of loss or range of reasonably possible losses at this time.

6.	In addition to our comment above, please tell us what consideration you gave to disclosing litigation contingencies in your critical accounting estimates in your MD&A.

The Company has revised its disclosure on page 173 of the Common Stock Prospectus.

—         —        —

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler
Richard J. Sandler
cc w/enc:	Matt McNair
Hugh West
David Irving
Division of Corporation Finance
U.S. Securities and Exchange Commission

David J. DeBrunner
Ally Financial Inc.

James J. Clark
Noah B. Newitz
Brian Kelleher
Cahill Gordon & Reindel LLP